UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase of REGAP

Rio de Janeiro, October 4, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the release dated 09/13/2019, informs the beginning of the non-binding phase related to the sale of the Gabriel Passos Refinery (REGAP) in Minas Gerais state, with its associated logistics assets.

Potential buyers qualified for this phase will receive a descriptive memorandum with more detailed information about the aforementioned assets, as well as instructions on the divestment process, including guidelines for preparing and submitting non-binding proposals.

Regarding refineries Isaac Sabbá (REMAN) in Amazonas state, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará state, and Unidade de Industrialização do Xisto (SIX) in Paraná state, the non-binding phase will be launched in the coming weeks and disclosed in due course.

This market disclosure is in accordance with Petrobras' Divestment Methodology and with the special regime for the divestment of assets by federal mixed-capital companies, provided for in Decree 9.188/2017.

Downstream divestments are aligned with the company’s portfolio optimization and capital allocation improvement, aiming to maximize value for our shareholders.

About REGAP

REGAP, located in the city of Betim, Minas Gerais state, has a processing capacity of 166,000 barrels per day (7% of Brazil's total oil downstream capacity) and its assets include a pipeline set of over 720 km.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer